ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

George Baxter

T +1 617 951 7748

george.baxter@ropesgray.com

October 23, 2020

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re:        GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On September 23, 2020, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and George Baxter of Ropes & Gray LLP, counsel to the Registrant, regarding (i) Amendment No. 263 under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 263”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to GMO-Usonian Japan Value Creation Fund, a series of the Registrant (the “Fund”); and (ii) Post-Effective Amendment No. 216 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 264 under the 1940 Act (“Amendment 216/264” and, together with Amendment 263, each, an “Amendment” and collectively, the “Amendments”), each relating to the Fund. Responses to the comments are set forth below. As discussed with the Staff Reviewer, the responses provided apply to both Amendments unless otherwise noted. Defined terms used but not defined herein shall have the meanings given to them in the Amendments.

1.	Please explain supplementally why each Amendment was filed on the same date.

Response: The Registrant filed Amendment 263 to register the Fund under the 1940 Act and commenced private placement of the Fund’s shares to other series of the Trust and certain other accredited investors. The Registrant filed Amendment 216/264 on the same date to initiate the process of registering the Fund’s shares under the Securities Act so that the Fund may, after the 75-day pre-effective period, offer its shares more widely.

Securities and Exchange Commission	- 2 -	October 23, 2020

2.	The Staff notes that the Fund may invest in exchange-traded funds. Please confirm whether the Fund will have an “Acquired Fund Fees and Expenses” line item in the “Annual Fund operating expenses” table.

Response: The Registrant confirms that it expects that any investments in exchange-traded funds and other acquired funds, as estimated for the current fiscal year, will result in indirect net expenses of less than 0.01%. As such, consistent with Instruction 3(f)(i) of Form N-1A, the expenses associated with those investments will be included under the subcaption “Other expenses” in the Fund’s “Annual Fund operating expenses” table. The Registrant notes the disclosure in the section of each Amendment entitled “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses—Fee and Expense Information—Annual Fund Operating Expenses – Other Expenses and Acquired Fund Fees and Expenses,” that the indirect net expenses associated with the Fund’s investment (if any) in exchange-traded funds and other acquired funds will be reflected in “Other expenses” if those expenses are expected to be less than 0.01% of the average net assets of the Fund, and will be reflected in the “Annual Fund operating expenses” table under “Acquired fund fees and expenses” if those expenses are expected to be 0.01% or more of the Fund’s average net assets.

3.	The Staff notes that the Fund’s “Principal Investment Strategies” disclosure indicates that the Fund has a policy under Rule 35d-1 under the 1940 Act to invest under normal circumstances at least 80% of its net assets in securities of companies “tied economically” to Japan. Please add to the Fund’s “Principal Investment Strategies” disclosure the definition of the phrase “tied economically” as it relates to the Fund’s 80% policy.

Response: The Registrant respectfully declines to make the requested change because the Registrant believes the Fund’s current “Principal Investment Strategies” disclosure is helpful to investors and consistent with Form N-1A. Item 4(a) of Form N-1A requires the Registrant to summarize in plain English the information provided in response to Item 9(b). Given this, the Registrant has been mindful of the appropriate balance required to be struck when determining which portions of the more comprehensive Item 9(b) disclosure should be included in the Item 4(a) summary. In light of these considerations, the Registrant believes that including in the prospectus a standalone “Name Policy” section that provides detailed and technical information about the Fund’s 80% policy, including the applicable definition of the phrase “tied economically,” is appropriate because this information may be too detailed for inclusion in an Item 4(a) summary.

4.	The Staff notes that the lead-in paragraph to the “Principal Risks” section of the Fund Summary states that the Fund is a non-diversified investment company under the 1940 Act. Please consider adding “Non-Diversified Risk” as a standalone principal risk and disclosing that the Fund is non-diversified in the “Principal Investment Strategies” section of the Fund Summary.

Response: The Registrant respectfully submits that the referenced disclosure is sufficient regarding the Fund’s non-diversified status and consistent with Form N-1A. The Registrant believes that the placement of this disclosure in the lead-in paragraph delineates this risk from the other principal risks, which are generally based on the Fund’s principal investment strategies, as opposed to the way the Fund is classified under the 1940 Act, and notes that “Non-Diversified Funds” risk is included as a standalone risk in the section entitled “Description of Principal Risks” of the Fund’s Prospectus. Given this, the Registrant respectfully declines to make the requested changes.

Securities and Exchange Commission	- 3 -	October 23, 2020

5.	The Staff notes that disclosure includes statements that GMO “may” consider ESG criteria in selecting securities for the Fund, as well as statements that GMO does incorporate ESG criteria into the Fund’s investment process. In light of this, please revise the disclosure in the Fund’s Fund Summary to address the following ESG-related topics:
a.	Revise disclosure to clarify whether GMO will incorporate ESG criteria into the Fund’s investment process (as currently disclosed in “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses—ESG Considerations,” or merely may (or may not) incorporate ESG criteria into the Fund’s investment process (as currently disclosed in “Principal Investment Strategies”);
b.	Describe GMO’s definition of “ESG” as it relates to the Fund and the criteria GMO uses to determine which issuers have ESG characteristics;
c.	Clarify whether GMO selects investments for the Fund with reference to or in reliance on (i) an ESG index; (ii) a third-party ESG rating organization and/or data providers; (iii) a proprietary screen for ESG factors that GMO has created; or (iv) any combination of those methods;
d.	Describe how GMO performs diligence on companies to screen for ESG factors; and
e.	Clarify whether ESG criteria are applied to all or some of the Fund’s investments and potential investments, and whether ESG criteria are an exclusive or primary factor or just one of many factors GMO considers.

Response: With respect to Comment 5(a), the Registrant confirms that GMO considers ESG criteria as part of the Fund’s investment process, and further confirms that it has revised disclosure in the “Principal Investment Strategies” section to clarify this point.

With respect to Comment 5(b), GMO does not maintain a formal definition of ESG as it relates to the Fund and believes that all issuers have at least some observable ESG characteristics that can be evaluated, such as governance structure, policies and practices on matters of social importance, and the environmental impact of business operations.

With respect to Comments 5(c), (d) and (e), the Registrant notes that the main objective of the Fund’s approach to integrating ESG considerations into its investment process is to identify tail risk factors arising from a company’s ESG factors, and to understand how such risk factors might affect a company and its performance—whether they arise from a company’s governance approach, the external impact of its business activities, its specific ESG practices, or wider market developments and societal trends. The resources used by the portfolio management team include GMO’s internal ESG analysis and research as well as third-party research firms such as MSCI and sell-side industry participants. GMO’s approach to ESG factors is not exclusionary, rather ESG considerations are supplementary to the portfolio management team’s fundamental analysis of current and potential investments by the Fund. In other words, ESG factors are some of the many factors that the portfolio management team considers in respect of the Fund, and ESG factors are neither the exclusive nor primary factors GMO considers for the Fund. In addition, the weight that ESG factors are given in a particular investment decision is dependent upon the portfolio management team’s assessment of their materiality and relevance to that investment decision. For example, an identified ESG risk with respect to a particular company may be unlikely to materialize, and the Fund’s portfolio management team could determine that other fundamental factors significantly outweigh an identified ESG risk.

Securities and Exchange Commission	- 4 -	October 23, 2020

With respect to Comments 5(c), (d) and (e), the Registrant notes that each Amendment includes the following disclosures, which are consistent with the Registrant’s responses above:

ESG Considerations. As described in the Fund Summary, GMO incorporates ESG (environmental, social, and governance) criteria into its investment process for the Fund. ESG criteria are some of the many factors that GMO considers in making investment decisions. Evaluation of ESG criteria with respect to a country or an issuer may include criteria from a number of sources, including but not limited to third-party ESG data/ratings providers, a company’s public SEC filings, news and articles in the press, litigation-related information and statements from company executives. The weight that ESG factors are given for a particular investment decision is dependent upon GMO’s assessment of their materiality and relevance to that investment decision.

6.	With respect to Amendment 216/264, please ensure that disclosure in respect of the various share classes offered by the Fund is consistent with Item 6(a) of Form N-1A.

Response: The Registrant confirms that it has made appropriate revisions to the Fund Summary section of the Fund’s prospectus so that disclosure in respect of the various share classes offered by the Fund is consistent with Item 6(a) of form N-1A.

*      *      *      *      *      *

Very truly yours,

/s/ George Baxter

George Baxter

cc:	Jonathan Feigelson, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Sarah Clinton, Esq., Ropes & Gray LLP